UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  October 4, 2007

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

October 4, 2007	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

ALBERTA STAR INTERSECTS 21.08 METERS OF HIGH GRADE 2.23% COPPER AND 65.21 G/TON SILVER OF IOCG STYLE MINERALIZATION AT THE ELDORADO IOCG AND URANIUM PROJECT

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to report additional high grade poly-metallic assay results from Drill hole PR-07-22 from the Company’s 2007 drill program at its Eldorado & Contact Lake IOCG and uranium projects.  The 2007 drill program has been underway since May with over 19,600 meters of drilling completed to date on IOCG targets. Over 73 holes have been completed with 10,200 samples collected and submitted for assaying. The Eldorado IOCG & uranium target is located on the Company’s property, on the North side of Echo Bay, NT. The 2007 drilling program has confirmed additional widespread poly-metallic mineralization at several of its drill locations. The 2007 drill program is based on the Company’s previous drill programs and is focusing on expanding newly discovered poly-metallic mineralized zones, determining continuity and orientation, locating higher grade extensions of mineralization, and preliminary testing of the remaining, untested mineralized and altered zones within the project areas. All of the drill results from the first 11 holes (NR September 24, 2007) (October 1, 2007) including PR-07-22 from a 17-hole program on this IOCG target at Eldorado have intersected copper, silver, nickel, lead, zinc, cobalt, bismuth, uranium and vanadium bearing zones.

A QAQC (quality assurance, quality control) program conducted by Alberta Star consisted of the introduction of standard, duplicate, and blank samples into the sample sequence at regular intervals. Standard samples were prepared by Acme Analytical Laboratories Ltd. (“ACME”) of Vancouver, B.C. All of the Company’s drill core samples were prepared, bagged and sealed by the Company's supervised personnel and were transported by plane to ACME in Yellowknife, NT where they were crushed and pulped, and then transported to ACME's main laboratories in Vancouver, British Columbia for assaying. ACME is a fully registered analytical lab for analysis by ICP-MS and ICP-FA techniques. Samples were subjected to aqua regia digestion and analysed for 40 elements induced coupled plasma-mass spectrometry (ICP-MS) following a four acid digestion (HF, HClO4, HNO3 and HCl). All analysis for Cu, Ag, Au, U, Co, Ni, Bi, Pb, Zn and W which exceeded upper limits were re-assayed using the ICPFA method to obtain correct values.

Highlights from significant mineralized down hole intervals from hole PR-07-22 include:

21.08 meters of 2.23% copper, 65.21 g/ton silver and 0.20% V2O5 including 7.50 meters of 2.74% copper, 102.09 g/ton silver and 0.19% V2O5 and 3.58 meters of 3.90% copper, 66.37 g/ton silver and 0.13% V205 as well as 1.50 meters of 4.77% copper, 168.07 g/ton silver and  0.58meters of 9.47% copper and 182.40 g/ton silver.

•

0.70 meter of 1.49% copper 52.0 g/ton.

•

0.41 meter of 2.86% copper, 123 g/ton silver and 0.14% V2O5.

•

15 meters of 0.14% copper, 0.33% zinc and 0.12% V2O5.

The accompanying table gives a summary of drilling highlights and assays from hole number PR-07- 22 the Eldorado at Contact Lake, NT.

Drill Hole	From	To	Interval	Copper	Lead	Zinc	Silver	Nickel	Cobalt	Vanadium
				Cu	Pb	Zn	Ag	Ni	Co	V2O5
	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)	(%)	(%)	(%)
PR-07-22	8.40	9.40	1.00	0.03	0.13	0.44	3.30	0.02	0.01	0.11
	9.40	10.10	0.70	1.49	0.03	0.05	52.00	0.03	0.02	0.04
	10.10	11.10	1.00	0.11	0.00	0.03	10.20	0.01	0.01	0.02
	15.10	16.10	1.00	0.12	0.01	0.04	2.10	0.01	0.01	0.04
	17.10	18.10	1.00	0.12	0.01	0.03	1.80	0.04	0.03	0.04
	22.10	23.10	1.00	0.05	0.10	0.28	1.10	0.04	0.02	0.05
	24.10	26.10	2.00	0.04	0.11	0.47	1.15	0.03	0.02	0.05
	31.10	34.10	3.00	0.05	0.05	0.79	1.40	0.04	0.03	0.05
	33.10	34.10	1.00	0.07	0.05	1.48	1.80	0.05	0.03	0.05
	40.10	41.10	1.00	0.06	0.09	0.36	4.00	0.05	0.02	0.06
	42.10	43.10	1.00	0.06	0.15	0.32	4.40	0.04	0.02	0.09
	45.15	66.23	21.08	2.23	0.04	0.04	65.21	0.09	0.02	0.20
	45.15	52.65	7.50	2.74	0.07	0.04	102.09	0.19	0.04	0.19
	58.65	62.23	3.58	3.90	0.03	0.05	66.37	0.03	0.02	0.13
	45.65	47.15	1.50	4.77	0.04	0.01	168.07	0.05	0.03	0.05
	61.65	62.23	0.58	9.47	0.01	0.06	182.40	0.07	0.03	0.09
	67.23	68.23	1.00	0.04	0.05	0.12	1.40	0.03	0.01	0.03
	69.23	71.23	2.00	0.04	0.09	0.28	1.65	0.04	0.02	0.07
	74.23	89.23	15.00	0.05	0.14	0.33	2.59	0.04	0.02	0.12
	83.23	84.73	1.50	0.05	0.45	0.61	4.30	0.03	0.01	0.05
	93.73	95.23	1.50	0.06	0.06	0.24	1.00	0.03	0.01	0.06
	98.55	98.96	0.41	2.86	0.03	0.02	123.30	0.10	0.11	0.14
	115.46	124.46	9.00	0.03	0.04	0.13	0.52	0.02	0.01	0.07
	131.96	134.96	3.00	0.02	0.04	0.25	0.60	0.01	0.01	0.05
	139.46	143.96	4.50	0.03	0.01	0.15	0.53	0.01	0.01	0.03
	154.46	155.96	1.50	0.00	0.00	0.01	0.10	0.00	0.00	0.10
	171.53	173.03	1.50	0.03	0.05	0.22	0.70	0.00	0.00	0.09
	191.37	192.87	1.50	0.01	0.01	0.11	0.20	0.01	0.00	0.02
	218.40	219.10	0.70	0.73	0.01	0.16	1.30	0.02	0.01	0.06

Metal values as at today’s market price. Gold $728.10 US per ounce, Copper $3.76 per pound, Silver $13.29 US per ounce, Cobalt $29.90 US per pound, Zinc $1.41 US per pound, Lead $1.67 US per pound, nickel $14.07 US per pound, vanadium $7.50 and Uranium $75.00 US per pound as of October 3, 2007.

Note:  Due to strong hydrothermal alteration which destroyed the original layering of the host volcanic rocks, true thickness has not been calculated for these holes.

Pictures of theEldorado IOCG & Uranium Project drill core may be viewed at the Company’s Website at www.alberta-star.com.

Drill hole PR-07-22, with 45 degree inclination and 135 degree azimuth, is located 256 meters SW of the previously-announced PR-07-18 drill hole. The company has already released news about PR-07-18, PR-07-19 and PR-07-20 (NR Oct 1, 2007) and will release news about drill hole PR-07-21 as soon as complete assay results have been received.

The Contact Lake & Eldorado district is being targeted by the Company for silver and uranium and poly-metallic mineralization. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact Lake mineral belt, including the former El Bonanza Silver (Ag) and the Eldorado Uranium (U-Ag-Cu-Co-Ni-Bi) mines. Veins of the former Eldorado and Echo Bay mines are situated in tuff/metasedimentary rocks, near the margins and apices of porphyry stocks, between underlying batholiths and overlying volcanic rocks. The cores and intermediate zones of the hydrothermal systems that are responsible for these veins are possible loci for larger, more typical, bulk-mineable IOCG-type deposits.

The Company has assembled an experienced IOCG & uranium technical team with advanced uranium exploration expertise, who believe the Eldorado & Contact Lake district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits. The current October 3, 2007 spot price for uranium provided by the Ux Consulting Company LLC (www.uxc.com) was $75.00 US per pound

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 39671.83 hectares (98,027.77 acres).  The Eldorado & Contact IOCG + uranium project areas include six past producing high grade silver and uranium mines. These include the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver (Normin NTGO: Senes Report 2005).  Olympic Dam style volcanic-hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic Zone, NT, has long been recognized by geologists as one of the most prospective iron oxide copper, gold, silver and uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Lou Covello, B.Sc., P.Geo. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Lou Covello, B.Sc., P.Geo., who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131